Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net income	$144,470	$42,839	$223,704	$170,270

Preferred Stock dividend requirements	(6,821)	(6,821)	(20,239)	(20,239)

Stock options expense	(4,023)	(4,051)	(12,069)	(12,153)

Net income attributable to common stockholders	$133,626	$31,967	$191,396	$137,878

Weighted average number of common and dilutive common equivalent outstanding	15,508,798	12,053,082	15,471,048	11,887,653

Net income per common share	$0.01	$—	$0.01	$0.01

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